September 23, 2008

Catherine Brown, Esq.
Staff Attorney
Securities and Exchange Commission
Washington, D.C. 20549

Re:
UniSource Energy Company
Form 10-K
Filed February 29, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 24, 2008
File No. 001-13739

Tucson Electric Power Company
Form 10-K
Filed February 29, 2008
File No. 001-05924

Dear Ms. Brown:

This letter is to confirm our telephone conversation of September 23, 2008.  We are counsel to UniSource Energy Corporation (“UniSource Energy”) and Tucson Electric Power Company (“TEP”).

We hereby confirm that UniSource Energy and TEP have received the letter of September 19, 2008 from H. Christopher Owings, Assistant Director, of the SEC commenting on the referenced filings.  As we discussed, UniSource Energy and TEP will file a response to such comments by Wednesday, October 15, 2008.

Please do not hesitate to contact me at 212-603-2140 if there are any questions.

Thank you.

Very truly yours, THELEN LLP
By:	/s/ John T. Hood
John T. Hood